Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 #33-49886, Form S-8 #333-26409, Form S-8 #33-84558, Form S-8 #333-105264, Form S-8 #333-143086, and Form S-3 #333-167338) of Kohl’s Corporation and in the related prospectuses, of our report dated March 18, 2011, except for Note 2, as to which the date is September 13, 2011, with respect to the consolidated financial statements of Kohl’s Corporation, and our report relating to the effectiveness of internal control over financial reporting of Kohl’s Corporation dated March 18, 2011, except for the effects of the material weakness identified in our report as to which the date is September 13, 2011 (which report expresses an adverse opinion on internal control over financial reporting), included in this Annual Report (Form 10-K/A) for the year ended January 29, 2011.

/S/ ERNST & YOUNG LLP

Milwaukee, Wisconsin

September 13, 2011